Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258749

PROSPECTUS SUPPLEMENT NO. 3
(to prospectus dated August 23, 2021)

Ardagh Metal Packaging S.A.

16,749,984 SHARES
OFFERED BY ARDAGH METAL PACKAGING S.A.

579,357,270 SHARES and
6,250,000 WARRANTS
OFFERED BY THE SELLING SECURITYHOLDERS

This prospectus supplement amends and supplements the prospectus dated August 23, 2021 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended (Registration Statement No. 333-258749). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on February 24, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Shares and Warrants are traded on The New York Stock Exchange (“NYSE”) under the symbol “AMBP” and “AMBP.WS,” respectively. The last reported sale price of the Shares was $8.74 per share on February 23, 2022, and the last reported sale price of the Warrants was $2.06 per warrant on February 23, 2022 as reported on NYSE.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 28 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 24, 2022.

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-40709

Ardagh Metal Packaging S.A.

(Name of Registrant)

56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Ardagh Metal Packaging S.A. Trading Update on Fourth Quarter and Full Year 2021 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2022

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer

Exhibit 99.1

2021 TRADING UPDATE OF ARDAGH METAL PACKAGING S.A.

On February 24, 2022, Ardagh Metal Packaging S.A. (“AMPSA”) announced results for the fourth quarter and year ended December 31, 2021, which included financial information as at December 31, 2021 and for the three months and year ended December 31, 2021 and December 31, 2020, respectively. Such information is reproduced below.

Financial Performance Review

Bridge of 2020 to 2021 Revenue and Adjusted EBITDA

Three months ended December 31, 2021

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2020	398	495	893
Organic	62	137	199
FX translation	(5)	—	(5)
Revenue 2021	455	632	1,087

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2020	52	88	140
Organic	3	23	26
FX translation	(1)	—	(1)
Adjusted EBITDA 2021	54	111	165

2021 margin %	11.9%	17.6%	15.2%
2020 margin %	13.1%	17.8%	15.7%

Year ended December 31, 2021(1)

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2020	1,599	1,852	3,451
Organic	159	365	524
FX translation	80	—	80
Revenue 2021	1,838	2,217	4,055

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2020	249	296	545
Organic	19	85	104
FX translation	13	—	13
Adjusted EBITDA 2021	281	381	662

2021 margin %	15.3%	17.2%	16.3%
2020 margin %	15.6%	16.0%	15.8%

1

Group Performance

Fourth Quarter

Group

Revenue of $1,087 million for the fourth quarter increased by $194 million, or 22%, at both actual and constant exchange rates, compared with the same period last year, mainly reflecting strong volume/mix growth and the pass through to customers of higher input costs.

Fourth quarter Adjusted EBITDA of $165 million increased by 18% at actual exchange rates compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 19%, principally due to favorable volume/mix effects, which includes an impact from the Group’s growth investment program.

Americas

Fourth quarter revenue increased by 28% to $632 million, compared with the same period last year, principally reflecting favorable volume/mix effects and the pass through of higher input costs.

Adjusted EBITDA for the quarter of $111 million increased by 26%, compared with $88 million in the same period last year, due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program, and strong cost management.

Europe

Revenue of $455 million increased by 14% in the fourth quarter, compared with the same period last year. On a constant currency basis, revenue increased by 16%, principally due to favorable volume/mix effects and the pass through of higher input costs.

Adjusted EBITDA for the quarter of $54 million increased by $2 million, or 4%, at actual exchange rates, and by 6% at constant currency, compared with the same period last year. The increase in Adjusted EBITDA was principally due to a strong volume performance, partly offset by input cost inflation.

Full Year

Group

Revenue increased by $604 million, or 18%, to $4,055 million in 2021, compared with $3,451 million in 2020. On a constant currency basis, revenue increased by 15%, principally due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program and the pass through to customers of higher input costs.

Adjusted EBITDA increased by $117 million, to $662 million in 2021, compared with $545 million in 2020. On a constant currency basis, Adjusted EBITDA increased by 19%, principally due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program and strong cost management.

Americas

Revenue increased by $365 million, or 20%, to $2,217 million in the year ended December 31, 2021, compared with $1,852 million in the year ended December 31, 2020. Revenue growth reflected favorable volume/mix effects of 7%, and the pass through of higher input costs.

Adjusted EBITDA increased by $85 million, or 29%, to $381 million in the year ended December 31, 2021, compared with $296 million in the year ended December 31, 2020. Adjusted EBITDA growth was mainly driven by favorable volume/mix effects, including a positive impact from the Group’s growth investment program.

Europe

Revenue increased by $239 million, or 15%, to $1,838 million in the year ended December 31, 2021, compared with $1,599 million in the year ended December 31, 2020. On a constant currency basis, the increase in revenue of 9%, principally reflects favorable volume/mix effects of 4% and the pass through of higher input costs.

Adjusted EBITDA increased by $32 million, or 13%, to $281 million in the year ended December 31, 2021, compared with $249 million in the year ended December 31, 2020. Excluding favorable foreign currency translation effects of $13 million the increase in Adjusted EBITDA of 7% reflected favorable volume/mix effects, which included a contribution from the Group’s growth investment program, as well as operating cost savings.

2

Unaudited Consolidated Condensed Income Statement for the three months and year ended December 31, 2021 and 2020 (1)

	Three months ended December 31, 2021			Three months ended December 31, 2020
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,087	—	1,087	893	—	893
Cost of sales	(932)	(14)	(946)	(747)	(3)	(750)
Gross profit	155	(14)	141	146	(3)	143
Sales, general and administration expenses	(43)	(2)	(45)	(50)	(7)	(57)
Intangible amortization	(36)	—	(36)	(38)	—	(38)
Operating profit	76	(16)	60	58	(10)	48
Net finance expense	(31)	(15)	(46)	13	—	13
Profit before tax	45	(31)	14	71	(10)	61
Income tax charge	(4)	6	2	(6)	9	3
Profit for the period	41	(25)	16	65	(1)	64

Earnings per share:			$0.03

	Year ended December 31, 2021			Year ended December 31, 2020
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	4,055	—	4,055	3,451	—	3,451
Cost of sales	(3,409)	(30)	(3,439)	(2,896)	(7)	(2,903)
Gross profit	646	(30)	616	555	(7)	548
Sales, general and administration expenses	(176)	(242)	(418)	(176)	(13)	(189)
Intangible amortization	(151)	—	(151)	(149)	—	(149)
Operating profit	319	(272)	47	230	(20)	210
Net finance expense	(178)	(57)	(235)	(70)	—	(70)
(Loss)/profit before tax	141	(329)	(188)	160	(20)	140
Income tax charge	(39)	17	(22)	(43)	14	(29)
(Loss)/profit for the year	102	(312)	(210)	117	(6)	111

3

Unaudited Consolidated Condensed Statement of Financial Position (1)

At December 31, 2021
$'m
Non-current assets
Intangible assets	1,662
Property, plant and equipment	1,842
Other non-current assets	160
3,664
Current assets
Inventories	407
Trade and other receivables	512
Cash and cash equivalents	463
Other current assets including contract assets	279
1,661
TOTAL ASSETS	5,325

TOTAL EQUITY	286

Non-current liabilities
Borrowings including lease obligations	2,831
Other non-current liabilities*	808
3,639
Current liabilities
Borrowings including lease obligations	56
Payables and other current liabilities	1,344
1,400
TOTAL LIABILITIES	5,039
TOTAL EQUITY and LIABILITIES	5,325

* Other non-current liabilities include liabilities for earnout shares of $292 million and warrants of $33 million.

4

Unaudited Consolidated Condensed Statement of Cash Flows (1)

	Three months ended	Year ended
	December 31, 2021	December 31, 2021
	$'m	$'m
Cash flows from operating activities
Cash from operations (2)	336	611
Interest paid	(63)	(105)
Income tax paid	(13)	(48)
Cash flows from operating activities	260	458

Cash flows used in investing activities
Capital expenditure	(259)	(686)
Purchase of business, net of cash acquired	(5)	(5)
Cash flows used in investing activities	(264)	(691)

Cash flows (used in)/from financing activities
Net proceeds from borrowings	–	2,768
Net repayment of related party borrowings to Ardagh	(14)	(2,736)
Proceeds from share issuance, net of costs	(9)	925
Payment as part of capital reorganization	–	(574)
Cash received from Ardagh	–	206
Lease payments	(14)	(48)
Redemption premium and issuance costs paid	–	(52)
Deferred debt issue costs paid	(2)	(35)
Net cash (outflow)/inflow from financing activities	(39)	454

Net (decrease)/increase in cash and cash equivalents	(43)	221

Cash and cash equivalents at beginning of period	496	257
Foreign exchange gain/(loss) on cash and cash equivalents	10	(15)
Cash and cash equivalents at end of period	463	463

Financial assets and liabilities

At December 31, 2021, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured and Senior Notes	2,726	—
Global Asset Based Loan Facility	—	325
Lease obligations	182	—
Other borrowings/credit lines	19	—
Total borrowings / undrawn facilities	2,927	325
Deferred debt issue costs	(40)	—
Net borrowings / undrawn facilities	2,887	325
Cash and cash equivalents	(463)	463
Net debt / available liquidity	2,424	788

At December 31, 2021
$'m
Net Debt	2,424
LTM Adjusted EBITDA	662
Net debt to LTM Adjusted EBITDA (3)	3.7x

5

Reconciliation of profit/(loss) for the period to Adjusted EBITDA (4)

	Three months ended	Year ended
	December 31, 2021	December 31, 2021
	$'m	$'m
Profit for the period	16	(210)
Income tax (credit)/charge	(2)	22
Net finance expense	46	235
Depreciation and amortization	89	343
Exceptional operating items (5)	16	272
Adjusted EBITDA	165	662

Reconciliation of Adjusted EBITDA (4) to Adjusted operating cash flow and Adjusted free cash flow (6)

	Three months ended	Year ended
	December 31, 2021	December 31, 2021
	$m	$m
Adjusted EBITDA	165	662
Movement in working capital	209	16
Maintenance capital expenditure	(25)	(88)
Lease payments	(14)	(48)
Adjusted operating cash flow	335	542
Interest paid	(63)	(105)
Income tax paid	(13)	(48)
Adjusted free cash flow - pre Growth Investment capital expenditure	259	389
Growth investment capital expenditure	(234)	(598)
Adjusted free cash flow - post Growth Investment capital expenditure	25	(209)

Related Footnotes

(1) For information related to and including the period prior to April 1, 2021, please refer to the unaudited combined interim financial statements prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., as included in the unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2021, which are available at https://www.ardaghmetalpackaging.com/corporate/investors

For information related to the period ended December 31, 2020, please refer to the audited combined financial statements of the AMP Business for the year ended December 31, 2020, as incorporated by reference in the Form 20-F filed with the U.S. Securities and Exchange Commission by Ardagh Metal Packaging S.A. on August 10, 2021.

(2) Cash from operations for the three months ended December 31, 2021 is derived from the aggregate of Adjusted EBITDA as presented in the table “Reconciliation of profit for the period to Adjusted EBITDA, Adjusted operating cash flow and Adjusted free cash flow,” working capital inflows of $209 million and $16 million, respectively, and other exceptional cash outflows of $38 million and $67 million, respectively.

(3) Net debt is comprised of net borrowings, net of cash, cash equivalents and restricted cash held in escrow. Net borrowings comprises non-current and current borrowings including lease obligations.

(4) AMPSA does not present a reconciliation to the most comparable GAAP measure for Adjusted EBITDA for the three months and year ended December 31, 2020 because such information was historically reported to provide information about reportable segments of the Ardagh Group S.A. and its subsidiaries.

(5) Exceptional operating items for the year ended December 31, 2021 of $272 million is primarily comprised of an expense of $205 million relating to the service for the listing of the Shares upon the completion of the Business Combination on August 4, 2021, $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, and $30 million start-up related costs incurred for the Group’s investment programs.

(6) Ardagh Group historically did not present information about adjusted operating cash flow on the level of reportable segments and consequently AMPSA does not provide a reconciliation to the most comparable GAAP measure for the three months and year ended December 31, 2020 and the year ended December 31, 2021.

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About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

Forward-Looking Statements

This trading update includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this trading update is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this trading update. Any forward-looking information presented herein is made only as of the date of this trading update, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This trading update may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by AMP may differ from, and not be comparable to, similarly titled measures used by other companies.

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